EXHIBIT 99.1

RedHill Biopharma to Host Webcast Today at 8:30 am EDT Following Announcement of Progress Update on RHB-104 Phase III Crohn’s Disease Program Including the Introduction of an Option for Early Stop for Success  in Q2/2017

TEL-AVIV, Israel, Oct. 06, 2016 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) (“RedHill” or the “Company”), a biopharmaceutical company primarily focused on development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for gastrointestinal and inflammatory diseases and cancer, today announced that it will host an interactive webcast and conference call today, Thursday October 6th, 2016, at 8:30 a.m. EDT, to discuss the progress update on the RHB-104 Phase III Crohn’s disease program.

Earlier today, the Company provided an update on its RHB-104 Phase III Crohn’s disease development program including the introduction of an option for early stop for success for overwhelming efficacy in the second quarter of 2017, planned enhancements to the first Phase III study with RHB-104 (the MAP US study) and expected milestones and timelines.

Ira Kalfus, MD, Medical Director at RedHill Biopharma, noted: “The increased number of patients and new open-label program reflect the strong and growing interest we have had from our current investigators who see the potential benefit of RHB-104 and the value of participating in this important study.” Dr. Kalfus further stated: “We do not expect these changes to significantly impact timelines and the addition of an interim analysis for early stop for success, expected in the second quarter of 2017, may in fact substantially shorten time to study completion.”

RHB-104 is a proprietary and potentially groundbreaking antibiotic combination therapy in oral capsule formulation, with potent intracellular, anti-mycobacterial and anti-inflammatory properties. RedHill is developing RHB-104 for the treatment of Crohn’s disease, with the ongoing MAP US Phase III study and for multiple sclerosis, with a Phase IIa study pending final results (the CEASE-MS study).

The interactive webcast and conference call will be held today, Thursday, October 6th, 2016 at 8:30 a.m. EDT. Participants who wish to ask questions during the event can do so by telephone.

The live interactive webcast of the event, including slide presentation, followed by a question-and-answer session, will be available through the Company's website at: http://ir.redhillbio.com/events.cfm. Please access the Company's website at least 15 minutes ahead of the conference to register, download and install any necessary audio software.

Audio-only access to the webcast and an option of asking questions during the event will also be available by telephone using the following dial-in information: United States: +1-877-280-1254; Israel: +972-3-763-0146; International: +1-646-254-3360. The access code for the call is: 8723708. The webcast and accompanying presentation materials will be archived and available for replay on the Company's website for 30 days.

About RHB-104:
Currently in a first Phase III study for the treatment of Crohn’s disease (the MAP US study), RHB-104 is a proprietary and potentially groundbreaking oral antibiotic combination therapy, with potent intracellular, anti-mycobacterial and anti-inflammatory properties. RHB-104 is based on increasing evidence supporting the hypothesis that Crohn’s disease is caused by Mycobacterium avium subspecies paratuberculosis (MAP) infection in susceptible patients. Clinical trials conducted with earlier formulations of RHB-104 include an Australian Phase III study conducted by Pharmacia/Pfizer. RedHill has conducted several supportive studies with the current formulation of RHB-104 and a long-term population pharmacokinetic (pop-PK) study is ongoing as part of the Phase III MAP US study. RHB-104 is covered by several issued and pending patents. RedHill is also conducting the CEASE-MS Phase IIa, proof-of-concept clinical study, evaluating RHB-104 as an add-on therapy to interferon beta-1a in patients treated for relapsing-remitting multiple sclerosis (RRMS), with top-line interim results announced and top-line final results expected in the fourth quarter of 2016.

About RedHill Biopharma Ltd.:
RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) is a biopharmaceutical company headquartered in Israel, primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of gastrointestinal and inflammatory diseases and cancer. RedHill’s current pipeline of proprietary products includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection with successful results from a first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study and an ongoing proof-of-concept Phase IIa study for multiple sclerosis; (iii) BEKINDA® (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study for acute gastroenteritis and gastritis and an ongoing Phase II study for IBS-D; (iv) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) YELIVA™ (ABC294640) - a Phase II-stage, orally-administered, first-in-class SK2 selective inhibitor targeting multiple oncology, inflammatory and gastrointestinal indications; (vi) MESUPRON - a Phase II-stage first-in-class, orally-administered uPA inhibitor, targeting gastrointestinal and other solid tumors; (vii) RP101 - currently subject to an option-to-acquire by RedHill, RP101 is a Phase II-stage first-in-class, orally-administered Hsp27 inhibitor, targeting pancreatic and other gastrointestinal cancers; (viii) RIZAPORT® (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines, with a U.S. NDA currently under discussion with the FDA and marketing authorization received in Germany in October 2015; and (ix) RHB-101 - a once-daily oral pill formulation of the cardio drug carvedilol.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to establish and maintain corporate collaborations; (vi) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (vii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (viii) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (ix) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (x) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xi) estimates of the Company’s expenses, future revenues capital requirements and the Company’s needs for additional financing; (xii) competitive companies and technologies within the Company’s industry; and (xiii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 25, 2016. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

Company contact:
Adi Frish
Senior VP Business Development &
Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Marcy Nanus
Senior Vice President
The Trout Group
+1-646-378-2927
Mnanus@troutgroup.com